

February 13, 2013

Via E-mail
Pat Martin, President
Discount Coupons Corporation
5584 Rio Vista Drive
Clearwater, FL 33760

> **Re: Discount Coupons Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 6, 2013**
> **File No. 333-183521**

Dear Mr. Martin:

We have reviewed the above-referenced filing and the related response letter dated February 6, 2013 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, prior comments refer to those in our letter dated January 25, 2013.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 29

1. We note your expanded disclosure in response to prior comment 4. Your expanded disclosure discusses the inputs, in general, used in the model, but not the actual inputs that you used. Please expand your disclosure to include a discussion of your key assumptions. A tabular presentation can also be used for this disclosure.

Notes to Financial Statements

Note 8. Capital and treasury stock, page F-13

2. We note your expanded disclosures in response to prior comment 8. The number of common shares issued in the first and second quarter of 2012 identified on page F-13 does not appear to tie to the number of common shares issued for the respective issuances in the statement of changes in stockholders' deficit on page F-4. Please advise or revise accordingly.

3. We note several apparent discrepancies between the common shares issued in your statement of changes in stockholders' deficit on page F-4 and your disclosures under Item 15 on page II-1. Specifically, please reconcile the 3,349,024 shares issued in 2011 and

the 132,475 shares issued in 2012 as identified on page F-4 to your disclosures under Item 15. In addition, on page II-1, you disclose that in 2011 and 2012, 293,886 and 593,335 shares were sold in a private offering. Please reconcile these shares to the number of shares identified on page F-4.

Item 15. Recent Sales of Unregistered Securities, page II-1

4.   You report that in 2010, 2011 and 2012 shares were sold in a "debt" security private offering. You go on, however, to describe the securities issued in these offerings as "common stock." Please revise or advise.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3456 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP